Filed pursuant to Rule 424(b)(7)
File nos. 333-147438 and 333-147438-01
PROSPECTUS SUPPLEMENT NO. 4
TO PROSPECTUS DATED NOVEMBER 15, 2007
Countrywide Financial Corporation
$2,000,000,000 Series A Floating Rate Convertible Senior Debentures Due 2037
$2,000,000,000 Series B Floating Rate Convertible Senior Debentures Due 2037
Fully and Unconditionally Guaranteed by
Countrywide Home Loans, Inc.

     This prospectus supplement no. 4 supplements our prospectus dated November 15, 2007, as it has previously been supplemented and amended, relating to the offer and resale by certain of our securityholders of up to $2,000,000,000 aggregate principal amount of our Series A Floating Rate Convertible Senior Debentures Due 2037 (the “Series A Debentures”) and $2,000,000,000 aggregate principal amount of our Series B Floating Rate Convertible Senior Debentures Due 2037 (the “Series B Debentures” and, together with the Series A Debentures, the “Debentures”), the guarantees of the Debentures and shares of our common stock issuable upon conversion of the Debentures. We will not receive any of the proceeds from the sale of the Debentures or shares of common stock issuable upon conversion of the Debentures by any of the selling securityholders.
     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus as previously supplemented, except to the extent information in this prospectus supplement supersedes any information contained in the prospectus, as previously supplemented.
     Investing in the Debentures and common stock issuable on conversion of the Debentures involves risks. See “Risk Factors” beginning on page 7 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 20, 2008.

Selling Securityholders
     The information appearing in the table below supplements and amends, as of the date hereof, the information in the table appearing under the heading “Selling Securityholders” in the prospectus and, where the name of a selling securityholder identified in the table below also appears in the table in the prospectus, or in a previous supplement, the information set forth below regarding such selling securityholder supersedes the information in the prospectus. The information appearing in the table below is qualified by reference to, and must be read in conjunction with, the text and information appearing under the heading “Selling Securityholders” in the prospectus.
     Except as indicated below, none of these selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates. The information is based on information provided by or on behalf of these selling securityholders to us in a selling securityholder questionnaire and is as of the date specified by these selling securityholders in such questionnaires.

					Common
	Principal	Principal			Stock
	Amount of	Amount of	Common		Beneficially
	Series A	Series B	Stock	Common	Owned After
	Debentures	Debentures	Beneficially	Stock Offered	the Offering
Selling Securityholder (1)	Offered(2)	Offered(2)	Owned (3)(4)	(2)(4)	(2)(4)(5)
BCM Market Neutral Fund PLC(3)(7)	$1,000,000	—	38,146	19,073	19,073
BPER International Sicav — Global Convertible Bond EUR(8)	1,000,000	$1,480,000	44,382	44,382	0
Citigroup Global Markets Inc.(6)(8)	4,500,000	115,642,000	2,063,343	2,063,343	0
Concordia Institutional Multi-Strategy Ltd(9)	—	1,500,000	25,650	25,650	0
Concordia MAC 29, Ltd(9)	—	1,000,000	17,100	17,100	0
Concordia Partners LP(9)	—	2,500,000	42,751	42,751	0
Focused SICAV — Convert Global (EUR)(7)	17,900,000	22,410,000	724,632	724,632	0
Globersel BCM Convertible(10)	3,000,000	—	57,220	57,220	0
Goldman, Sachs & Co.(6)(11)	—	5,000,000	85,502	85,502	0
Highbridge International LLC(3)(12)	8,000,000	60,400,000	1,300,668	1,185,445	115,223
Morgan Stanley & Co. Incorporated(3)(6)(13)	1,000,000	—	926,697	38,146	888,551
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio(14)	—	5,800,000	99,182	99,182	0
UBS (Lux) Bond Sicav Convert Global USD B(6)(7)	2,000,000	2,930,000	88,251	88,251	0
UBS (Lux) Institutional Fund Global Convertible Bonds(6)(7)	10,100,000	14,430,000	439,399	439,399	0

(1)	Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus if required.

(2)	Assumes offer and sale of all Debentures and shares of common stock issuable upon conversion of the Debentures, although selling securityholders are not obligated to sell any Debentures or shares of common stock.

(3)	In addition to shares of common stock issuable upon conversion of the Debentures as described in note (4), also includes shares of common stock, and shares of common stock issuable on the conversion of other securities, in each case identified to us by the selling securityholder as beneficially owned by it.

(4)	Assumes for each $1,000 in principal amount of Series A Debentures that 19.0734 shares of common stock could be received upon conversion, and for each $1,000 in principal amount of Series B Debentures that 17.1003 shares of common stock could be received upon conversion. These conversion rates are subject to adjustment as described in the prospectus under “Description of the Debentures—Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the Debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the conversion of the Debentures as described in the prospectus under “Description of the Debentures—Payment upon Conversion—Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control.” In addition, excludes fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from the conversion of the Debentures, as described in the prospectus under “Description of the Debentures—Payment upon Conversion.”

(5)	Based on 578,434,243 shares of common stock outstanding as of December 31, 2007, no identified selling securityholder would own 1% or more of our common stock after an offering and sale of all shares issuable upon conversion of the Debentures. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s Debentures, but we did not assume conversion of any other holder’s Debentures.

(6)	This selling securityholder is, or is an affiliate of, a registered broker-dealer and has represented to us that the Debentures and underlying shares of common stock held by it were purchased in the ordinary course of business and that at the time of purchase, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the Debentures held by it or the common stock issuable upon conversion of the Debentures held by it.

(7)	UBS Global Asset Management (UK) Ltd. is the investment manager and has voting and investment control over the securities being offered by this selling securityholder. UBS Global Asset Management (UK) Ltd. is a wholly owned subsidiary of UBS AG, which is a publicly-held entity.

(8)	This selling securityholder was one of the initial purchasers in the initial offering of the Debentures.

(9)	Concordia Advisors LLC is the investment manager of this selling securityholder.

(10)	Andrea Brignone, Carlo Michienzi, Matteo Pusineri and Randol Curtis may each be deemed to exercise dispositive power or investment control over the securities stated as beneficially owned by this selling securityholder.

(11)	The Goldman Sachs Group, Inc. is the parent of Goldman, Sachs & Co. Goldman, Sachs & Co. is not an affiliate of Countrywide Financial Corporation. (The term “affiliate” as used here means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with, the company.) Goldman, Sachs & Co. makes no other representation about any of its officers, directors or principal equity holders (5% or more) as to whether any of such persons holds or have held positions or offices in, or has or has had any material relationship with, Countrywide Financial Corporation, its predecessors or affiliates. Please see the publicly filed reports for Goldman Sachs Group, Inc. available at www.sec.gov for a list of its directors and its executive officers.

(12)	Highbridge Capital Management, LLC, is the trading manager of this selling securityholder and has voting control and investment discretion over the securities held by this selling securityholder. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by this selling securityholder. In addition to shares of common stock issuable on conversion of the Series A and Series B Debentures, this selling securityholder reports beneficial ownership of 783 shares of common stock and 114,440 shares of common stock issuable on the conversion of other securities.

(13)	During the past three years, this selling securityholder and/or its affiliates have performed financial advisory and investment banking services for the Company and an affiliate of this selling securityholder is a lender under the Company’s credit facility. Includes another 888,551 shares of our common stock beneficially owned by this selling securityholder.

(14)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio. RGC Capital Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for an on behalf of the Class A Segregated Portfolio.

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